 Q Search





Christopher Chick

Chief Science Officer at Aggressively Organic, Inc.

Fishers, Indiana

Connect   🔒 **Message**   More...

Aggressively Organic, Inc.

 Texas A&M University

 See contact info

 117 connections

---

Experience

Chief Science Officer
Aggressively Organic, Inc.
Apr 2017 – Present · 1 yr 11 mos
Fishers, Indiana

 **Graduate Student**
Texas A&M University
2011 – 2017 · 6 yrs

Education

 **Texas A&M University**
Masters, Molecular Environmental Plant Science
2008 – 2013

University of Maryland
Masters, Marine Environmental Science
2004 – 2008

Hendrix College
Biology
1998 – 2003

Skills & Endorsements

Research · 1
Sallee McDermitt has given an endorsement for this skill

Teaching · 1
Sallee McDermitt has given an endorsement for this skill

 Q Search

Show more ⌄



